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As filed with the Securities and Exchange Commission on July 20, 2004

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

MSC INDUSTRIAL DIRECT CO., INC.
(Exact Name of Registrant as Specified in its Charter)

New York (State of Incorporation)	5084 (Primary Standard Industrial Classification Code Number)	11-3289165 (I.R.S. Employer Identification No.)

75 Maxess Road
Melville, New York 11747
(516) 812-2000
(Address and telephone number of registrant's principal executive offices)

Mitchell Jacobson
MSC Industrial Direct Co., Inc.
75 Maxess Road
Melville, New York 11747
(516) 812-2000
(Name, address and telephone number of agent for service)

Copies to:

Eric M. Lerner, Esq. Katten Muchin Zavis Rosenman 575 Madison Avenue New York, New York 10022 (212) 940-8800	Valerie Ford Jacob, Esq. Stuart H. Gelfond, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Class A common stock, par value $0.001 per share	5,175,000(1)(2)	$34.07(3)	$176,312,250(3)	$22,339
(1)
In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares registered includes an indeterminate number of shares of the Class A common stock issuable as a result of any stock splits or stock dividends.

(2)
Includes 675,000 shares that the underwriters have the option to purchase to cover overallotments, if any.

(3)
The proposed maximum aggregate price per unit was estimated pursuant to Rule 457(c) promulgated under the Securities Act of 1933, solely for the purpose of determining the registration fee, based on the average of high and low prices of the registrant's common stock as quoted on The New York Stock Exchange on July 15, 2004.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated July 20, 2004

PROSPECTUS

4,500,000 Shares

MSC Industrial Direct Co., Inc.

Class A Common Stock

        MSC shareholders are selling all of the shares of Class A common stock, par value $.001 per share. We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling shareholders. See "Selling Shareholders."

        The shares of Class A common stock trade on the New York Stock Exchange under the symbol "MSM." On July 19, 2004, the last reported sales price for the Class A common stock on the New York Stock Exchange was $33.65 per share.

        Investing in the Class A common stock involves risks that are described in the "Risk Factors" section beginning on page 4 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling shareholders	$	$

        The underwriters may also purchase up to an additional 675,000 shares of Class A common stock from the selling shareholders at the public offering price, less the applicable underwriting discount, within 30 days from the date of this prospectus to cover overallotments. See "Underwriting."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about                        , 2004.

Merrill Lynch & Co.	Robert W. Baird & Co.

William Blair & Company

The date of this prospectus is                        , 2004.

ABOUT THIS PROSPECTUS

        We may amend or supplement this prospectus from time to time by filing amendments or supplements with the Securities and Exchange Commission. To understand the terms of the securities offered by this prospectus, you should carefully read this entire prospectus, including any amendments or supplements. You should also read the documents referred to under the heading "Where You Can Find More Information" below for information about us and our financial statements.

i

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ii

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Discussions containing such forward-looking statements may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus, as well as within this prospectus generally. In addition, when used in this prospectus, the words "believes," "anticipates," "expects," "estimates," "plans," "intends," and similar expressions are intended to identify forward-looking statements. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from projected results, as discussed below under the heading "Risk Factors" in this prospectus. Factors that may cause these differences include, but are not limited to:

  •
  changing customer and product mixes, market conditions and industry consolidation;

  •
  competition;

  •
  general economic conditions in the markets in which the Company operates;

  •
  risk of cancellation or rescheduling of orders;

  •
  work stoppages at transportation centers or shipping ports;

  •
  the risk of war, terrorism and similar hostilities;

  •
  dependence on our information systems;

  •
  dependence on our personnel; and

  •
  the other factors discussed in the Business Description contained in the Company's Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

        Consequently, such forward-looking statements should be regarded solely as the Company's current plans, estimates and beliefs. The Company does not undertake any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

iii

SUMMARY

Business

        MSC Industrial Direct Co., Inc. (together with its consolidated subsidiaries, "MSC" or the "Company" or "we") is one of the largest direct marketers of a broad range of industrial products to industrial customers throughout the United States. We distribute a full line of industrial products intended to satisfy our customers' maintenance, repair and operations ("MRO") supplies requirements. We offer over 500,000 stock-keeping units ("SKUs") through our master catalogs, weekly, monthly and quarterly specialty and promotional catalogs, newspapers and brochures and service our customers from approximately 90 branch offices and four distribution centers. Most of our products are carried in stock, and orders for these in-stock products are typically fulfilled the day on which the order is received. For our fiscal year ended August 30, 2003, we reported net sales of $844.7 million and net income of $52.1 million. For the thirty-nine weeks ended May 29, 2004, we reported net sales of $708.6 million and net income of $58.9 million.

        Our customers include a wide range of purchasers of industrial supply products, from one-person machine shops to Fortune 1000 companies, to government agencies including the United States Postal Service. Our core business focuses on selling relatively higher margin, lower volume products and had an average order size of approximately $224 in fiscal 2003 and $236 for the thirty-nine weeks ended May 29, 2004. We have approximately 346,000 combined active customers (companies that have purchased at least one item during the past 12 months). Our customers select desired products from MSC's various publications and place their orders by telephone, the Internet, direct computer link or facsimile.

        We operate primarily in the United States, with customers in all 50 states, through our network of four regional distribution centers and approximately 90 branch offices. MSC's distribution centers are located near Harrisburg, Pennsylvania; Atlanta, Georgia; Elkhart, Indiana and Reno, Nevada. The strategic locations of MSC's distribution centers allow for next day ground delivery via low cost ground carriers in 36 states. Our experience has been that areas accessible by next day ground delivery generate significantly greater sales than areas where next day ground delivery is not available. Accordingly, our long-term strategy is to expand our geographic coverage of next day ground delivery throughout the continental United States which at some point in the future may require the expansion of existing facilities or the opening of new facilities.

        We have extensive e-commerce abilities that enable our customers to lower their procurement costs. This includes many features such as swift search and transaction abilities, access to real time inventory, customer specific pricing, workflow management tools and other features. We can also interface directly with many purchasing portals such as ARIBA and I-Procure. In addition we offer Vendor Managed Inventory systems that can lower customers' inventory investment, reduce sourcing costs and out of stock situations and increase business efficiency.

        MSC's website MSCDirect.com is a searchable on-line catalog with electronic ordering capabilities designed to take advantage of the opportunities created by Internet commerce. The MSCDirect.com site offers a broad array of products, services, workflow management tools and related information to meet the needs of customers seeking to reduce processing costs through Internet e-commerce-enabled solutions. Our MSCDirect.com marketing campaign continued in fiscal years 2003 and 2004 to raise awareness and drive volume to the website. MSCDirect.com generated revenue of more than $90 million in fiscal year 2003, a 49% increase over the prior year period and $93.7 million for the thirty-nine weeks ended May 29, 2004, a 43% increase over the prior year period.

Business Strategy

        Our business strategy is to reduce our customers' total cost of procurement for obtaining and maintaining MRO supplies. The strategy includes the following key elements:

  •
  a broad selection of in-stock products;

  •
  offering both name brand and generic products;

  •
  prompt response and same-day shipping;

  •
  superior, value-added customer service;

  •
  competitive pricing;

  •
  targeted direct mail marketing; and

  •
  a commitment to technological innovation.

Growth Strategy

        Our objective is to become the preferred supplier of industrial products for companies throughout the United States. We intend to increase sales to existing customers and diversify our customer base by:

  •
  expanding next day ground delivery into new markets;

  •
  targeting the circulation of the master catalog and our direct mail campaign;

  •
  developing government and national account programs and implementing enhanced supply purchasing and inventory procedures for these programs;

  •
  increasing the number of product lines and SKUs offered including generic and imported products;

  •
  continually developing technological innovations employing modern technologies to reduce our customers' costs and utilizing extensive e-commerce capabilities, making it even easier and more appealing to do business with MSC;

  •
  maintaining excellent customer support service; and

  •
  increasing the productivity of our direct sales force.

THIS OFFERING

Class A common stock offered by the selling shareholders	4,500,000 shares
Capital Stock to be outstanding after this offering
Class A common stock	46,432,464 shares
Class B common stock	21,246,394 shares
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the Class A common stock.
Use of Proceeds	The Company will not receive any of the proceeds from the sale of the shares of Class A common stock offered by the selling shareholders.
NYSE Symbol	"MSM"

        The number of shares of Class A common stock and Class B common stock to be outstanding after the offering is based on our shares outstanding as of July 16, 2004.

        The number of shares of Class A common stock outstanding after the offering excludes (1) 9,504,585 shares of Class A common stock reserved for issuance upon the exercise of options granted under our 1995, 1998 and 2001 Stock Option Plans, of which options to purchase 5,357,674 shares at an average exercise price of $15.62 have been issued, (2) 34,111 shares of Class A common stock reserved for issuance under our 1995 Restricted Stock Plan, and (3) 101,000 shares of Class A common stock reserved for issuance under our 1998 Associate Stock Purchase Plan. Options to purchase an additional 4,146,911 shares of Class A common stock may be granted under our 2001 Stock Option Plan.

        The Class B common stock is convertible into Class A common stock on a one-for-one basis at the option of the holder and upon transfer of shares of Class B common stock to persons other than existing holders of Class B common stock or certain of their family members. On all matters to be voted upon by our shareholders, the holders of the Class A common stock and the Class B common stock vote together as a single class, with each record holder of Class A common stock entitled to one vote per share of Class A common stock and each record holder of Class B common stock entitled to 10 votes per share of Class B common stock. For a further discussion of the Class A common stock and Class B common stock, see "Selling Shareholders" and "Description of Capital Stock" in this prospectus.

        Unless we specifically state otherwise, the information in this prospectus does not take into account the purchase of up to 675,000 shares of Class A common stock from the selling shareholders, following the conversion of an equal number of shares of Class B common stock, that the underwriters have the option to purchase solely to cover overallotments. If the overallotment option is exercised in full, we will have 47,107,464 shares of Class A common stock and 20,571,394 shares of Class B common stock outstanding.

RISK FACTORS

        In addition to the other information in this prospectus, the following factors should be considered in evaluating the Company and its business before purchasing the shares of Class A common stock offered hereby. Our future operating results depend upon many factors and are subject to various risks and uncertainties. The known material risks and uncertainties which may cause our operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:

Changes in our customer and product mix could cause our gross margin percentage to fluctuate.

        From time to time we have experienced changes in our customer mix and in our product mix since our formation. Changes in our customer mix have resulted from geographic expansion, daily selling activities within current geographic markets, and targeted selling activities to new customer segments. Changes in our product mix have resulted from marketing activities to existing customers and needs communicated to us from existing and prospective customers. Although we have been successful in incrementally increasing our gross margin percentage by varying our customer and product mix over the last several years and our strategy has emphasized higher margin, lower volume orders, changes in our customer and product mix could cause our gross margin percentage to fluctuate or decline from time to time in the future.

Our industry is consolidating which could cause it to become more competitive.

        The business of selling MRO supplies in North America is currently undergoing some consolidation. This consolidation is being driven by customer needs and supplier capabilities, which could cause the industry to become more competitive as greater economies of scale are achieved by suppliers.

        Traditional MRO suppliers are attempting to consolidate the market through internal expansion, through acquisition or merger with other industrial and construction suppliers, or through a combination of both. This consolidation allows suppliers to improve efficiency and spread fixed costs over a greater number of sales, and to achieve other benefits derived from economies of scale.

        Customers are increasingly aware of the total costs of fulfillment, and of their need to have consistent sources of supply at multiple locations. Consistent sources of supply provide not just reliable product quantities, but also consistent pricing, quality, services and engineering capabilities. We believe these customer needs could result in fewer suppliers as the industry consolidates, and as the remaining suppliers become larger and capable of being a consistent source of supply.

        The trend of our industry toward consolidation could make it more difficult for us to maintain our operating margins. There can be no assurance that we will be able to take advantage of the trend or that we can do so effectively.

        In addition, as various sectors of the industrial and construction customer base face increased foreign competition and in fact lose business to foreign competitors, shift their operations overseas, outsource manufacturing requirements to foreign manufacturers, or source supplies from foreign vendors in an effort to reduce expenses, we will face increased difficulty in growing and maintaining our market share and growth prospects.

We operate in a highly competitive industry.

        The MRO supply industry is a large, fragmented industry that is highly competitive. We face competition from traditional channels of distribution such as retail outlets, small dealerships, regional or national distributors utilizing direct sales forces, manufacturers of MRO supplies, large warehouse stores and larger direct mail distributors. We believe that sales of MRO supplies will become more concentrated over the next few years, which may make the industry more competitive. Our competitors challenge us with a greater variety of product offerings, financial resources, services or a combination of all of these factors.

        Although we have recently had success in diversifying our customer base, which we believe will assist us to better manage periodic downturns in the manufacturing industry, there can be no assurance that sales to these additional customers will offset the adverse effects of other competitive trends in our industry, including those discussed above.

The risk of cancellation or rescheduling of orders may cause our operating results to fluctuate.

        The cancellation or rescheduling of orders may cause our operating results to fluctuate. Although we strive to maintain ongoing relationships with our customers, there is an ongoing risk that orders may be cancelled or rescheduled due to fluctuations in our customers' business needs or purchasing budgets. Additionally, although our customer base is diverse, ranging from one-person machine shops to Fortune 1000 companies and large government agencies, the cancellation or rescheduling of significant orders by larger customers may still have a material adverse effect on our operating results from time to time.

Work stoppages and other disruptions at transportation centers or shipping ports may adversely affect our ability to obtain inventory and make deliveries to our customers.

        Our ability to provide same-day shipping of our core business products is an integral component of our overall business strategy. Disruptions at transportation centers or shipping ports, such as the severe winter weather experienced during the third quarter of fiscal 2003 and the longshoreman's strike on the West Coast in fiscal 2002, affect both our ability to maintain core products in inventory and deliver products to our customers on a timely basis, which may in turn adversely affect our results of operations.

The risks of war, terrorism, and similar hostilities may adversely affect our operating results.

        In addition to having an impact on general economic conditions, events of war, terrorism or other similar occurrences such as the attacks of September 11, 2001 and the recent conflict in Iraq may materially adversely affect our revenues and our ability to service our customers. We believe that both the events of September 11, 2001 and the Iraq conflict had a material adverse effect on our results of operations, although the impact of such events can be difficult to quantify.

Disruptions of our information systems could adversely affect us.

        We believe that our computer software programs are an integral part of our business and growth strategies. We depend upon our information systems to help process orders, to manage inventory and accounts receivable collections, to purchase, sell and ship products efficiently and on a timely basis, to maintain cost-effective operations, and to help provide superior service to our customers. Any disruption in the operation of our information systems, including widespread power outages such as those that affected the northeastern and midwest United States in August 2003, could have a material adverse effect on our business, financial condition and results of operations. Although we utilize disaster recovery techniques and procedures, which we believe are adequate to fulfill our needs, and we believe that planned enhancements and upgrades to the next generation of our existing operating platforms will be sufficient to sustain our present operations and our anticipated growth for the foreseeable future, there can be no assurance that disruptions of our information systems will not occur.

Our success is dependent on certain key personnel.

        Our success depends largely on the efforts and abilities of certain key senior management. The loss of the services of one or more of such key personnel could have a material adverse effect on our business and financial results. We do not maintain any key-man insurance policies with respect to any of our executive officers.

Distribution Center Expansions

        In the future, as part of our long term strategic planning, we may open new distribution centers to improve our efficiency, geographic distribution and market penetration. Moving or opening distribution centers requires a substantial capital investment, including expenditures for real estate and construction, and a substantial investment in inventory. In addition, new distribution centers will have an adverse impact on distribution expenses as a percentage of sales, inventory turnover and return on investment in the periods prior to and for some time following the commencement of operations of each new distribution center. Additionally, until sales volumes mature at new distribution centers, operating expenses as a percentage of sales may be adversely impacted. Further, substantial or unanticipated delays in the commencement of operations at new distribution centers could have a material adverse effect on our geographic expansion and may impact results of operations.

Availability of and Integration of Prospective Acquisitions

        Acquisitions have not played a role in our recent growth. From time to time in the future, we may pursue selected acquisitions that either expand or complement our business in new or existing markets. There can be no assurance that we will be able to identify and to acquire acceptable acquisition candidates on terms favorable to us and in a timely manner. The failure to complete or successfully integrate prospective acquisitions may have an adverse impact on our growth strategy. We are not currently a party to any oral or written acquisition agreement or engaged in any negotiations with respect to any material acquisition candidate.

Our common stock price may be volatile.

        We believe factors such as fluctuations in our operating results or the operating results of our competitors, changes in economic conditions in the market sectors in which our customers operate (notably the durable and non-durable goods manufacturing industry, which accounted for 73% of our revenue in fiscal 2003), and changes in general market conditions could cause the market price of our Class A common stock to fluctuate substantially. In addition, sales of a substantial number of shares of our common stock in the public market, whether by purchasers in this offering or other shareholders, could adversely affect the prevailing market price of our Class A common stock.

Our principal shareholders exercise significant control over us.

        Our Chief Executive Officer, his sister, certain of their family members and related trusts collectively own 100% of the outstanding shares of Class B common stock, and the selling shareholders will control approximately 75% of the combined voting power of the Company's capital stock upon the closing of this offering. Consequently, such shareholders will be in a position to elect all of the directors of the Company and to determine the outcome of any matter submitted to a vote of the Company's shareholders for approval. See "Selling Shareholders" and "Description of Capital Stock."

Shares Eligible for Future Sale

        Sales of a substantial number of shares of Class A common stock in the public market could adversely affect the prevailing market price of the Class A common stock and could impair our future ability to raise capital through an offering of its equity securities. As of July 16, 2004, there were

42,233,832 shares of Class A common stock outstanding. There will be 46,432,464 shares of Class A common stock outstanding immediately after completion of this offering, substantially all of which will be freely tradeable. In addition, 5,357,674 options to purchase shares of Class A common stock granted under the Company's 1995, 1998, and 2001 Stock Option Plans remain outstanding. Options to purchase an additional 4,146,911 shares of Class A common stock may be granted under the Company's 2001 Stock Option Plan. An additional 34,111 shares may be granted under the 1995 Restricted Stock Plan, and approximately 101,000 shares may be sold through the Company's 1998 Associate Stock Purchase Plan.

        Our Class B common stock is convertible, on a one-for-one basis, into our Class A common stock at any time. Simultaneously with this offering, the selling shareholders may convert up to 4,198,632 shares of Class B common stock. As of July 16, 2004, there were 25,445,026 shares of Class B common stock outstanding. There will be 21,246,394 shares of Class B common stock outstanding immediately after completion of this offering. All of the shares of Class B common stock (and the shares of Class A common stock into which such shares are convertible) are "restricted securities" for purposes of the Securities Act. Subject to the volume and other limitations set forth in Rule 144 promulgated under the Securities Act, all of such restricted securities are eligible for public sale. See "Selling Shareholders."

USE OF PROCEEDS

        The Company will not receive any of the proceeds from the sale of the shares of Class A common stock offered by the selling shareholders.

SELECTED FINANCIAL INFORMATION

        The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus. The selected consolidated income statement data for the thirty-nine week periods ended May 31, 2003 and May 29, 2004, and the selected consolidated balance sheet data as of the last day of each of these periods, are derived from the Company's unaudited consolidated interim financial statements for those periods and have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results for the thirty-nine week periods ended May 31, 2003 and May 29, 2004 are not necessarily indicative of the results to be expected for a full year. The selected consolidated income statement data for the fiscal years ended September 1, 2001, August 31, 2002 and August 30, 2003, and the selected consolidated balance sheet data as of August 31, 2002 and August 30, 2003 are derived from MSC's audited consolidated financial statements which are incorporated by reference in this prospectus. The selected consolidated income statement data for the fiscal year ended August 26, 2000 and the selected consolidated balance sheet data as of September 1, 2001 and August 26, 2000 are derived from MSC's audited consolidated financial statements not included or incorporated by reference in this prospectus. The selected consolidated income statement data for the fiscal year ended August 28, 1999 and the selected consolidated balance sheet data as August 28, 1999 are derived from MSC's unaudited consolidated financial statements not included or incorporated by reference in this prospectus.

	Fiscal Year Ended					Nine Months Ended
	August 28, 1999 (52 weeks)	August 26, 2000 (52 weeks)	September 1, 2001 (53 weeks)	August 31, 2002 (52 weeks)	August 30, 2003 (52 weeks)	May 31, 2003 (39 weeks)	May 29, 2004 (39 weeks)
	(Unaudited)					(Unaudited)	(Unaudited)
	(In thousands, except per share data)
Consolidated Income Statement Data:
Net sales	$683,420	$831,294	$869,231	$793,976	$844,663	$635,896	$708,595
Gross profit	288,936	333,692	375,140	346,160	379,698	286,341	319,419
Operating expenses	211,875	251,665	288,744	286,185	296,760	225,006	224,639
Income from operations	77,061	82,027	86,396	59,975	82,938	61,335	94,780
Income taxes	30,037	30,680	32,834	23,773	32,321	23,821	37,652
Net income	46,003	46,166	39,905	36,415	52,092	38,401	58,891
Net income per common share:
Basic	.69	.69	.59	.53	.78	.58	.88
Diluted	.67	.68	.57	.51	.77	.57	.85
Weighted average common shares outstanding:
Basic	67,056	67,215	68,198	68,918	66,537	66,567	66,801
Diluted	68,317	68,203	69,449	70,783	67,912	67,780	69,337
Cash dividend paid per common share	—	—	—	—	.05	—	.21
Selected Operating Data:
Active customers	254	292	315	329	343	340	346
Approximate number of SKUs	370	410	460	500	530	530	550
Orders entered	3,133	3,716	3,965	3,721	3,777	2,854	3,048
Number of publications mailed	22,870	28,800	37,700	36,000	33,500	26,336	21,779
Number of publication titles (not in thousands)	90	100	105	98	91	70	74
Consolidated Balance Sheet Data (at period end):
Working capital	$248,070	$290,829	$281,673	$299,260	$353,940	$363,188	$312,635
Total assets	514,384	576,609	553,317	562,948	618,970	612,026	694,033
Short-term debt	306	244	214	213	169	187	149
Long-term debt, net of current portion	69,468	68,398	1,517	1,308	1,132	1,178	1,023
Shareholders' equity	356,492	415,805	466,143	474,679	510,355	514,379	578,350

SELLING SHAREHOLDERS

Beneficial Ownership and Other Information

        The following tables set forth information, as of July 16, 2004 with respect to the shares of common stock beneficially owned by the selling shareholders, assuming no exercise of the underwriters' option to purchase up to an additional 675,000 shares of Class A common stock:

	Amount & Nature of Beneficial Ownership Prior to Offering
	Class A			Class B					Shares Beneficially Owned After Offering			Combined % Ownership Prior to Offering		Combined % Ownership After Offering
			% of Class			% of Class	Shares Being Offered
	Shares			Shares					Class A		Class B	Economic(1)	Voting(2)	Economic(1)	Voting(2)
Mitchell Jacobson(3)	605,915	(4)(5)	1.43%	14,356,164	(6)	56.42%	2,100,000	(7)	304,547	(4)(8)	12,406,848	22.07%	48.58%	18.75%	48.02%
Marjorie Gershwind(3)	498,570	(4)(9)	1.18%	7,915,798	(10)	31.11%	2,250,000	(11)	197,202	(4)	5,816,482	12.43%	26.85%	8.89%	22.54%
Trust under Trust Agreement Dated January 31, 1994(3)	—		—	1,282,800		5.04%	150,000	(12)	—		1,132,800	1.90%	4.32%	1.67%	4.38%
(1)
Indicates percentage ownership of the aggregate number of outstanding shares of Class A common stock and Class B common stock. See footnote 4.

(2)
Indicates percentage of aggregate number of votes which can be cast. On all matters to be voted upon by our shareholders, the holders of the Class A common stock and the Class B common stock vote together as a single class, with each record holder of Class A common stock entitled to one vote per share of Class A common stock and each record holder of Class B common stock entitled to 10 votes per share of Class B common stock.

(3)
The address of Mitchell Jacobson and Marjorie Gershwind is c/o MSC Industrial Direct Co., Inc., 75 Maxess Road, Melville, New York 11747. The address of the Trust under Trust Agreement Dated January 31, 1994, is c/o Jacobson Family Investments, Inc., Carnegie Hall Tower, 152 West 57th Street, New York, New York 10019.

(4)
Does not include shares of Class A common stock issuable upon conversion of shares of Class B common stock. Shares of Class B common stock are convertible at any time into shares of Class A common stock on a share-for-share basis.

(5)
Includes (a) 169,669 shares of Class A common stock owned directly by Mr. Jacobson, (b) 301,368 shares of Class A common stock which may be deemed to be beneficially owned by Mr. Jacobson as a member of Platinum Investment Management, L.L.C., a Delaware limited liability company, the owner of such shares, (c) 34,878 shares of Class A common stock which may be deemed to be beneficially owned by Mr. Jacobson as a director of The Jacobson Family Foundation, the owner of such shares, and (d) 100,000 shares of Class A common stock issuable upon the exercise by Mr. Jacobson of options that are presently exercisable or exercisable within 60 days of July 16, 2004. Mr. Jacobson disclaims beneficial ownership of 150,684 of the shares of Class A common stock owned by Platinum Investment Management, L.L.C. and disclaims beneficial ownership of all the shares of Class A common stock held by The Jacobson Family Foundation.

(6)
Includes (a) 14,030,461 shares of Class B common stock owned directly by Mr. Jacobson, (b) 169,561 shares of Class B common stock which may be deemed to be beneficially owned by Mr. Jacobson as Settlor of the Mitchell Jacobson 1998 Qualified Seven Year Annuity Trust and (c) 156,142 shares of Class B common stock owned by Marjorie Diane Gershwind as Settlor of the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust of which trust Mr. Jacobson is the sole trustee and over which shares he may be deemed to have beneficial ownership. Mr. Jacobson disclaims beneficial ownership of all shares of Class B common stock owned by the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust and the Mitchell Jacobson 1998 Qualified Seven Year Annuity Trust.

(7)
Includes up to 1,949,316 shares of Class B common stock that may be converted into Class A common stock in connection with this offering. Of the 2,100,000 shares of Class A common stock reflected as being offered by Mr. Jacobson in the above table, 1,949,316 are being offered for the account of Mr. Jacobson and 150,684 are being offered for the account of Platinum Investment Management, L.L.C.

(8)
Includes 100,000 shares of Class A common stock issuable upon the exercise by Mr. Jacobson of options that are presently exercisable or exercisable within 60 days of July 16, 2004.

(9)
Includes (a) 190,680 shares of Class A common stock owned directly by Ms. Gershwind, (b) 301,368 shares of Class A common stock which may be deemed to be beneficially owned by Ms. Gershwind as a member of Platinum Investment Management, L.L.C., a Delaware limited liability company, the owner of such shares and (c) 6,522 shares of Class A common stock which may be deemed to be beneficially owned by Ms. Gershwind as a director of The Gershwind Family Foundation, the owner of such shares. Ms. Gershwind disclaims beneficial ownership of

  150,684 of the shares of Class A common stock owned by Platinum Investment Management, L.L.C. and disclaims beneficial ownership of all the shares of Class A common stock held by The Gershwind Family Foundation.

(10)
Includes (a) 4,164,751 shares of Class B common stock owned directly by Ms. Gershwind, (b) 2,648,659 shares of Class B common stock which may be deemed to be beneficially owned by Ms. Gershwind as a member of GF-MSC, L.L.C., a Delaware limited liability company, (c) 946,246 shares of Class B common stock which may be deemed to be beneficially owned by Ms. Gershwind as Settlor of the Marjorie Diane Gershwind 1994 Qualified Fifteen Year Annuity Interest Trust and (d) 156,142 shares of Class B common stock which may be deemed to be beneficially owned by Ms. Gershwind as Settlor of the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust. Ms. Gershwind disclaims beneficial ownership of 1,697,000 of the shares of Class B common stock owned by GF-MSC, L.L.C. and disclaims beneficial ownership of the shares of Class B common stock owned by the Marjorie Diane Gershwind 1994 Qualified Fifteen Year Annuity Interest Trust and the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust.

(11)
Includes up to 2,099,316 shares of Class B common stock that may be converted into Class A common stock in connection with this offering. Of the 2,250,000 shares of Class A common stock reflected as being offered by Ms. Gershwind in the above table, 694,607 are being offered for the account of Ms. Gershwind, 150,684 are being offered for the account of Platinum Investment Management, L.L.C. and 1,404,709 are being offered for the account of GF-MSC, L.L.C.

(12)
Includes 150,000 shares of Class B common stock that may be converted into Class A common stock in connection with this offering.

Relationships with Selling Shareholders

        Mitchell Jacobson was appointed Chairman of the Board of Directors of the Company in January 1998, served as President of the Company from October 1995 until November 2003, and has served as Chief Executive Officer of the Company since its formation in October 1995. Mr. Jacobson was President of Sid Tool Co., Inc., a wholly-owned and the principal operating subsidiary of the Company (the "Operating Subsidiary") from June 1982 until November 2003, and has served as Chief Executive Officer of the Operating Subsidiary since 1982.

        Marjorie Gershwind is Mitchell Jacobson's sister. She holds no office with the Company and has never served as a director. There are no family relationships among any of the other directors or executive officers of the Company.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock purchased pursuant to this offering by a beneficial owner that, for U.S. federal income tax purposes, is a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" is a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (including any entity treated as a corporation for U.S. tax purposes) or partnership (including any entity treated as a partnership for U.S. tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, in general, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of as a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

        This discussion assumes that you will hold our Class A common stock issued pursuant to this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of taxation that may be relevant to particular non-U.S. holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this description of U.S. tax consequences does not consider:

  •
  U.S. state and local or non-U.S. tax consequences;

  •
  specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is an entity that is treated as a partnership or a trust for U.S. tax purposes, that the U.S. tax consequences of holding and disposing of Class A common stock may be affected by determinations made at the partner or beneficiary level;

  •
  the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, financial institutions, broker-dealers, traders in securities, tax-exempt entities, and U.S. expatriates; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.

        The following discussion is based on provisions of the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Accordingly, each non-U.S. holder should consult its own tax advisor regarding the U.S. federal tax consequences of acquiring, holding or disposing of Class A common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.

Distributions on Class A common stock

        Cash distributions on our Class A common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current or accumulated earnings and profits paid to you will not be subject to tax to the extent that they do not exceed your adjusted tax basis in your Class A common stock, but rather will reduce the adjusted tax basis of your Class A common stock. To the extent that such distributions exceed the adjusted tax basis of your Class A common stock, they will give rise to gain from the sale or exchange of your Class A common stock, the treatment of which is described below.

        Dividends paid to non-U.S. holders of our Class A common stock that are not effectively connected with the conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, dividends that are attributable to a permanent establishment in the United States, are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at graduated rates applicable to dividends. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

        We expect to withhold U.S. income tax at the rate of 30% on any distributions made to a non-U.S. holder unless (a) a lower treaty rate applies and the required Form W-8BEN evidencing eligibility for that lower rate is filed with us or (b) a non-U.S. holder files a Form W-8ECI with us claiming that the distribution is effectively connected income.

        A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty generally may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Gain on disposition

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our Class A common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our Class A common stock.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

U.S. federal estate taxes

        Class A common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information reporting and backup withholding

        We must report annually to the IRS and to you the amount of the dividends paid to you, and the tax (if any) withheld with respect thereto. That information may also be made available to the tax authorities of the country in which you reside.

        Dividends paid to you may be subject to U.S. backup withholding tax at a rate of 28%. If you are a non-U.S. holder, you will be exempt from backup withholding tax if you provide a properly completed and executed Form W-8BEN certifying that you are a non-U.S. holder or otherwise establish an exemption.

        If you receive payments of the proceeds of a sale of our Class A common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption. The payment of the proceeds of a disposition of our Class A common stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, although, in certain circumstances, information reporting may continue to apply.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed refund claim with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding to their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

*    *    *

The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the ownership, sale or other disposition of our Class A common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of the ownership and disposition of our Class A common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income or estate tax treaty.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and certain provisions of our Certificate of Incorporation, or our "Certificate" and the By-Laws, as amended is a summary and is qualified in its entirety by reference to the provisions of the Certificate and the By-Laws, as amended, copies of which have been filed with the Securities and Exchange Commission, and are incorporated by reference as exhibits to our registration statement of which this prospectus is a part.

        The authorized capital stock of the Company consists of (i) 100,000,000 shares of Class A common stock, $.001 par value, (ii) 50,000,000 shares of Class B common stock, $.001 par value, and (iii) 5,000,000 shares of preferred stock, $.001 par value ("Preferred Stock").

Class A and B Common Stock

        On July 16, 2004, there were approximately 597 holders of record of Class A common stock and 42,233,832 shares of Class A common stock were issued and outstanding. On July 16, 2004, there were 9 holders of record of Class B common stock and 25,445,026 shares of Class B common stock issued and outstanding.

        Subject to the rights of the holders of any Preferred Stock which may be outstanding, each holder of Class A common stock and Class B common stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Each holder of Class A common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. The holders of Class B common stock are entitled to ten votes per share on the applicable record date and are entitled to vote, together with the holders of the Class A common stock, on all matters which are subject to shareholder approval. Holders of Class A common stock and Class B common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. The Class B common stock is convertible into Class A common stock on a one-for-one basis at the option of the holder and upon transfer of such shares to persons other than existing shareholders or certain of their family members.

        The shares of Class A common stock offered hereby, when issued, will be fully paid and nonassessable.

        The Class A common stock is listed on the NYSE under the symbol "MSM."

        The transfer agent for the Class A common stock is American Stock Transfer & Trust Company.

Preferred Stock

        Our Certificate authorizes 5,000,000 shares of Preferred Stock. The Company's Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix, by resolution, the voting powers, full or limited or no voting powers, and such designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by New York law), liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the Class A common stock and Class B common stock with respect to dividend or liquidation rights or both. There are currently no shares of Preferred Stock outstanding and the Company has no current intention to issue any shares of Preferred Stock.

Dividend Policy

        On July 10, 2003, the Board of Directors instituted a policy of regular quarterly cash dividends to shareholders. The Board of Directors established a quarterly dividend rate of $0.05 per share, or $0.20 per share annually. This policy is reviewed regularly by the Board of Directors and on January 6, 2004, the quarterly dividend was raised to $.08 per share. On July 1, 2004 the Board of Directors approved a quarterly dividend of $.08 per share which will be paid on July 26, 2004 to shareholders of record at the close of business on July 15, 2004. The dividend will result in an anticipated payout of approximately $5.4 million based on the number of shares then outstanding. Total dividends paid in the thirty-nine weeks ended May 29, 2004 were approximately $14.1 million. The provisions of our revolving credit agreement limit the payment of dividends in each fiscal year to 50% of net income in the immediately preceding fiscal year plus $10.0 million.

Certain Provisions of By-laws Affecting Shareholders

        Special meetings of the shareholders may be called by resolution of the Board of Directors or by the president and shall be called by the president or secretary upon the written request (stating the purpose or purposes of the meeting) of a majority of the Board of Directors or of the holders of a majority of the outstanding shares entitled to vote. Only business related to the purposes set forth in the notice of the meeting may be transacted at a special meeting.

Business Combination Statute

        As a New York resident domestic corporation, we are subject to the provisions of Section 912 of the New York Business Corporation Law. Section 912 provides, with certain exceptions, that a New York resident domestic corporation may not engage in a "business combination" (such as merger, consolidation, recapitalization or disposition of stock) with any "interested shareholder" for a period of five years from the date that the person became an interested shareholder unless: (a) the transaction resulting in a person becoming an interested shareholder, or the business combination was approved by the board of directors of the corporation prior to that person becoming an interested shareholder; (b) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or (c) a business combination that meets specified valuation requirements for the stock of the New York resident domestic corporation. An "interested shareholder" is defined as any person that (a) is the beneficial owner of 20% or more of the outstanding voting stock of the New York resident domestic corporation or (b) is an affiliate or associate of the corporation that at any time during the five years prior was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock. These provisions are likely to impose greater restrictions on an unaffiliated shareholder than on the existing shareholders who will continue to own all of the Class B common stock after this offering.

UNDERWRITING

        The selling shareholders are offering their shares of our Class A common stock through Merrill Lynch, Pierce, Fenner & Smith Incorporated, Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C., as underwriters. Subject to the terms and conditions described in a purchase agreement among us, the selling shareholders and the underwriters, the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling shareholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.

Total	4,500,000

        The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The underwriters have advised us and the selling shareholders that they propose to offer the shares of Class A common stock to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                        per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                        per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

        The expenses of the offering, not including the underwriting discount, are estimated at $                        and together with the underwriting discount are payable by the selling shareholders.

Overallotment Option

        The selling shareholders have granted options to the underwriters to purchase up to 675,000 additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

        We, the selling shareholders and our executive directors and officers have agreed, with exceptions, not to sell or transfer any Class A common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

  •
  offer, pledge, sell, or contract to sell any Class A common stock,

  •
  sell any option or contract to purchase any Class A common stock,

  •
  purchase any option or contract to sell any Class A common stock,

  •
  grant any option, right or warrant for the sale of any Class A common stock,

  •
  lend or otherwise dispose of or transfer any Class A common stock,

  •
  request or demand that we file a registration statement related to the Class A common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lockup provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. Exceptions to this lockup provision include, among other things, certain transfers among the selling shareholders and their related trusts and other entities. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

        The shares of Class A common stock are listed on the New York Stock Exchange under the symbol "MSM."

Price Stabilization and Short Positions

        Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the ability of the underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the underwriters may engage in transactions that stabilize the price of our Class A common stock, such as bids or purchases to peg, fix or maintain that price.

        If the underwriters create a short position in the Class A common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may also elect to reduce any short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the Class A common stock to stabilize its price or to reduce a short position may cause the price of the Class A common stock to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Internet Distribution

        Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.

Other Relationships

        The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby and certain other legal matters in connection with this offering will be passed upon for the Company by Katten Muchin Zavis Rosenman, New York, New York. Certain members and associates of the firm of Katten Muchin Zavis Rosenman own an aggregate of approximately 1,500 shares of Class A common stock. Fried, Frank, Harris, Shriver & Jacobson LLP, a Delaware limited partnership, will pass on certain legal matters in connection with this offering for the underwriters.

EXPERTS

        The consolidated financial statements of MSC Industrial Direct Co., Inc. and Subsidiaries appearing in MSC Industrial Direct Co., Inc.'s Annual Report (Form 10-K) for the year ended August 30, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are required to file periodic reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read any materials filed by us at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. You may obtain information about the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available to the public on the SEC's Internet website located at http://www.sec.gov.

        We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act covering the sale of the Class A common stock. This prospectus is part of that registration statement. As allowed by Securities and Exchange Commission rules, this prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. For further information with respect to our company and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the Securities and Exchange Commission upon payment of a fee prescribed by the Securities and Exchange

Commission or examine the documents, free of charge, at the public reference facilities or Internet website referred to above. A summary in this prospectus of any document filed as an exhibit to the registration statement, although materially complete, does not summarize all of the information in that document. You should read the exhibit for a more complete understanding of the document or matter involved.

        The following documents heretofore filed by us with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 are incorporated herein by reference:

  (i)
  Our Annual Report on Form 10-K for the fiscal year ended August 30, 2003;

  (ii)
  Our Quarterly Report on Form 10-Q for the quarterly period ended November 29, 2003;

  (iii)
  Current Report on Form 8-K, filed on November 4, 2003;

  (iv)
  Current Report on Form 8-K, filed on January 6, 2004;

  (v)
  Current Report on Form 8-K, filed on January 8, 2004;

  (vi)
  Current Report on Form 8-K, filed on January 26, 2004;

  (vii)
  Our Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2004;

  (viii)
  Current Report on Form 8-K, filed on March 31, 2004;

  (ix)
  Our Quarterly Report on Form 10-Q for the quarterly period ended May 29, 2004

  (x)
  Current Report on Form 8-K, filed on July 2, 2004; and

  (xi)
  The information in respect of our Class A common stock, $.001 par value contained in the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on December 8, 1995.

        All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the Class A common stock hereunder shall be deemed to be incorporated by reference into this prospectus and those documents shall be deemed to be a part of this prospectus from the date of filing of those documents. All filings filed by us under the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of that registration statement shall also be deemed to be incorporated by reference into this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the request of any such person, a copy of any or all of the information incorporated herein by reference (exclusive of exhibits to such documents unless such exhibits are specifically incorporated by reference herein). Requests for such copies should be directed to Shelley Boxer, Vice President, MSC Industrial Direct Co., Inc., 75 Maxess Road, Melville, NY 11747, telephone (516) 812-2000.

        You should rely only on the information provided in this prospectus or incorporated by reference into this prospectus. No person has been authorized to provide you with different information and you should not rely on any information you receive or representations made that are not contained in, or incorporated by reference into, this prospectus.

        This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

        The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate after the date on the cover page.

4,500,000 Shares

MSC Industrial Direct Co., Inc.

Class A Common Stock

PROSPECTUS

Merrill Lynch & Co.

Robert W. Baird & Co.

William Blair & Company

       , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The expenses in connection with the issuance of the securities being registered are estimated as follows:

Securities and Exchange Commission Registration Fee		$22,339
New York Stock Exchange Listing Fee	$	*
Printing and Engraving	$	*
Legal Fees and Expenses	$	*
Accountants' Fees and Expenses	$	*
Blue Sky Qualification Fees and Expenses	$	*
Transfer Agent and Registrar Fees and Expenses	$	*
Miscellaneous.	$	*

Total	$	*

*
To be filed by amendment

        The selling shareholders will bear all expenses in connection with the preparation and filing of this registration statement. Brokers or dealers may receive commission or discounts from the selling shareholders in amounts to be negotiated immediately prior to the sale; commission expenses and brokerage fees will be paid by the selling shareholders.

Item 15.    Indemnification of Directors and Officers.

        Article EIGHTH of the Company's Certificate of Incorporation and Section 722 of the New York Business Corporation Law, as amended, the law of the state in which the Company is incorporated, empowers a corporation, within certain limitations, to indemnify any person who served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

        Article SEVENTH of the Company's Certificate of Incorporation, provides:

        No director of the Corporation shall be personally liable to the Corporation or its shareholders for damages for any breach of duty in such capacity, provided that nothing contained in this Article SEVENTH shall eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated Section 719, or its successor, of the New York Business Corporation Law.

        The Company has obtained insurance for the protection of its directors and officers against any liability asserted against them in their official capacities.

Item 16.    Exhibits

Exhibit Number	Description
1.1	Underwriting Agreement (to be filed by amendment)
4.1	Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.01 the Company's Registration Statement on Form S-1 (Registration No. 33-98832), as amended)
4.2	Certificate of Incorporation of Registrant (incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 33-98832), as amended)
4.3	By-Laws of the Registrant (incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 33-98832), as amended)
4.4	Amendment to By-Laws (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-3 (Registration No. 333-110357), as amended)
5	Opinion of Katten Muchin Zavis Rosenman (filed herewith)
23.1	Consent of Ernst & Young LLP (filed herewith)
23.2	Consent of Katten Muchin Zavis Rosenman (included in Exhibit 5)
24.1	Power of Attorney (included on signature page)

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Melville, State of New York, on July 16, 2004.

MSC INDUSTRIAL DIRECT CO., INC.
By:	/s/ MITCHELL JACOBSON Mitchell Jacobson Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mitchell Jacobson, Charles Boehlke and Shelley Boxer and each or any of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments and any subsequent Registration Statement filed pursuant to Rule 462(b) under the Securities Act) to this Registration Statement, and to file the same, with all the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MITCHELL JACOBSON Mitchell Jacobson	Chief Executive Officer and Director (Principal Executive Officer)	July 16, 2004
/s/ CHARLES BOEHLKE Charles Boehlke	Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	July 16, 2004
/s/ DAVID SANDLER David Sandler	President, Chief Operating Officer and Director	July 16, 2004

/s/ ROGER FRADIN Roger Fradin	Director	July 16, 2004
/s/ DENIS KELLY Denis Kelly	Director	July 16, 2004
/s/ RAYMOND LANGTON Raymond Langton	Director	July 16, 2004
/s/ PHILIP PELLER Philip Peller	Director	July 16, 2004

QuickLinks

CALCULATION OF REGISTRATION FEE
ABOUT THIS PROSPECTUS
TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
SUMMARY
THIS OFFERING
RISK FACTORS
USE OF PROCEEDS
SELECTED FINANCIAL INFORMATION
SELLING SHAREHOLDERS
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY